June 10, 2010

VIA EDGAR
Mr. Ryan Rohn, Staff Accountant
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N. E.
Mail Stop 4561
Washington, D. C. 20549-4561

Re:	Smart Online, Inc.
Item 4.02 Form 8-K
Filed April 16, 2010
File No. 001-32634

Dear Mr. Rohn:

This letter responds to your comment letter of May 24, 2010 regarding the above referenced filing made by Smart Online, Inc. (the “Company”) with the Securities and Exchange Commission (the “Commission”). This letter includes each comment from your letter in bold with the Company’s responses set forth immediately below.

General

1.
We note that your response letter does not include the representations requested in the closing of our prior comment letter.  The representations in the closing of our letter dated April 21, 2010 must be signed by the company’s management.  Please provide all three acknowledgements in the form previously requested.

RESPONSE

Please see the end of this letter for the representations requested.

Form 8-K Filed on April 16, 2010

2.           We note your response to our prior comment number 2.  It is unclear to us why you are recording the payment of revenue sharing amount as a sales and marketing expense component of the operating expenses.   Please tell us the accounting guidance that you have cited to recognize these expenses as sales commissions.  Also tell us if this is a consistent treatment for all of your contracts that you recognize on a gross basis.  We repeat our prior comment to tell us how you considered accounting guidance in ASC 205-10-25-9 through 12.

RESPONSE

Clarification of the facts concerning sales reported on the “gross” basis, as previously communicated to you:

During 2007 and 2008 we were conducting business with individual business operators, or “IBOs”, who are our customers.  The IBOs were also members of an organization where they purchased memberships, training and merchandise.  Our Company had an arrangement with the membership organization whereby the membership organization is paid a commission for the solicitation of new consumers of our services.  We  analyzed the contract between our Company and the member organization and determined that the nature of the remittances to the member organization was not dependent upon the services we provide to the organization, but rather represents a commission for soliciting those customers on our behalf.   Accordingly, we report those payments as commissions includible in the sales and marketing portion of operating expenses.  Based upon the above facts, we do not believe that ASC 205-10-25-9 through 12 apply to our specific circumstances, since the membership organization is not our customer but rather the individual IBOs, who happen to be members of the organization.  Since the membership organization truly functions as a sales representative and receives compensation for the sales efforts, these payments are properly classified as sales commissions.

3.
We note your response to our prior comment number 3.  Tell us the staff member that you had your telephone discussion with on April 13, 2010.  Provide us the fact pattern that was provided to the Staff and the conclusion reached from the discussion.  In addition, provide us with your SAB 99 analysis that a restatement of the respective financial statements is not necessary.

RESPONSE

During the course of discussions with Mr. Steven Jacobs of the Commission’s Division of Corporate Finance regarding another registrant matter, our external auditors (Cherry, Baekart and Holland, LLP) requested Mr. Jacobs’s input based on an outline of facts and circumstances provided by the external auditors.  Mr. Jacobs was not made aware of the registrant’s name, nor was he provided with specific dollar amounts.   During the course of that discussion, Mr. Jacobs recommended that the Company’s restatement disclosure, which the Company included in Note 13 to the Company’s December 31, 2009 financial statements, should include the effects of the quarterly restatements in addition to the annual impact.  This information was also provided in the Company’s 8-K filed on April 16, 2010 under item 4.02.  Although Mr. Jacobs’s advice was informal and not intended as a grant of a special waiver of any filing requirement, the objective of the enhanced disclosure was to address any misstatements in the previous filings.

With respect to providing our SAB 99 analysis, we would like to clarify that the 2008 corrections for the gross versus net presentation resulted in a netting of only $993,806 in the annual statements (and substantially less for each quarter in 2008) and had no impact on the reported net loss of over $10 million. We  believe that these changes in the restatement footnote (Note 13 of the December 31, 2009 10-K) were appropriate to insure the comparability between the 2009 and 2008 reporting periods, and not necessarily a material misstatement to the 2008 financial statements when considered in isolation.  The other change reflected a $230,000 impairment charge, and represented a change in the Company's loss.  Again, while we feel the adjustment was appropriate, it represented only 2.2% of the Company's net loss, and was not material when considered in isolation.  Therefore, we respectfully submit that we believe that amended filings would not enhance the shareholders’ understanding of the facts and circumstances.

Our responsibility is to provide our shareholders and other readers of our financial data with accurate, complete and clear information regarding the operations and financial activity of our Company.  We have diligently prepared the information presented in footnote 13 of the Form 10-K for 2009 and the Form 8-K filed on April 16, 2010 with significant enhanced disclosure in order to accomplish our goal.  The detailed information provided in the documents described above provide the reader with a very clear description of the  information originally submitted, along with the related facts compared side-by-side with the restated values and the specific reasons and affects of the restatements.

We note further that, in management’s view, a focus point of readers of the financial statements is the development of key technologies and future revenue streams anticipated to be derived from those technologies, as opposed to current sales or gross profits. As the changes to the 2008 financial results have been comprehensively disclosed in the April 16 Form 8-K and the 2009 Form 10-K, we believe that shareholders and other readers of the financial statements would not derive any discernible additional value from updating the filings for prior reporting periods.

4.   We have reviewed your response to our prior comment number 4.  Your response is unclear to us.   That is, you reference your Form 10-K filed on April 15, 2010, which is for the year ended December 31, 2009.  However, in your Form 10-K for the year ended December 31, 2008, and the Form’s 10-Q for the quarterly periods ended March 31, 2009, June 31, 2009, and September 30, 2009, the existing disclosures indicate that management has concluded that the Company’s disclosure controls and procedures are effective.  Therefore, we repeat our prior comment to amend the respective filings to describe the effect of the restatement on the officers’ conclusions regarding the effectiveness of the Company’s disclosure controls and procedures.  See Item 307 of Regulation S-K.  If the officers conclude that the disclosure controls and procedures were effective, despite the restatement, describe the basis for the officers’ conclusions.

The primary consideration related to the Company’s disclosure controls and procedures relates to the reporting of certain sales as “gross revenue” vs “net” as previously discussed in great detail.  Based on the lack of materiality with respect to the amounts discussed in item 3 above, we believe that we did not have a material weakness in 2008.    Therefore, we respectfully submit that we believe that amended filings would not enhance the shareholders’ understanding of the facts and circumstances, as the adjustments and resulting conclusions regarding the effectiveness of the Company’s disclosure controls and procedures have been fully disclosed and reported in both of the Company’s most recent corporate filings – the December 31, 2009 10-K and the March 31, 2010 10-Q.

The issue of the officers’ conclusions regarding the effectiveness of the Company’s disclosure controls and procedures was addressed in Item 9A(T) of the Company’s Form 10-K filed on April 15, 2010 and the discussions presented above.

Statements as required by the SEC:

As requested in your April 21, 2010 letter, the Company acknowledges that:

-	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

-	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

-	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact me if you have further questions or comments.

Respectfully submitted,

/s/Thaddeus J. Shalek Thaddeus J. Shalek Interim Chief Financial Officer Smart Online, Inc.

cc:	Mr. Dror Zoreff
Mr. C. James Meese, Jr.
Ms. Michelle Thompson
Adam Stein, Esq.